

U.S. SECURIT̶̶   ̶̶   ̶N
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14047394

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-35158

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*AB
3/13



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

REPORT FOR THE PERIOD BEGINNING   <u>01/01/13</u>   AND ENDING   <u>12/31/13</u>
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Clearing, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One North Jefferson

(No. and Street)

St. Louis   **MO**   **63103**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Barney   **314-875-2463**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

10 South Broadway   **St. Louis**   **MO**   **63102**
(ADDRESS)   Number and Street   City   State   Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 28 2014

REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

QP
3/18/14

OATH OR AFFIRMATION

I, Kathy Barney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of First Clearing, LLC, as of December 31, 2013, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None

DAVID FURST
My Commission Expires
June 7, 2014
St. Louis County
Commission #10981994

Name: Kathy Barney
Title: Principal Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

Note: The table of contents was incorporated within the audited financial statements.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Board of Managers
First Clearing, LLC:

We have audited the accompanying statement of financial condition of First Clearing, LLC, a wholly owned limited liability company of Wells Fargo Advisors, LLC, as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Clearing, LLC as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

St. Louis, Missouri
February 21, 2014

FIRST CLEARING, LLC
(A Wholly Owned Limited Liability
Company of Wells Fargo Advisors, LLC)
Statement of Financial Condition
December 31, 2013
(Dollars in thousands)

Assets

Cash and cash equivalents	$	75,747
Cash segregated under federal and other regulations		1,209,147
Receivable from brokers, dealers and clearing organizations		1,314,188
Receivable from customers, net		4,717,027
Securities owned, at fair value		1,544
Receivable from affiliates		274,362
Other assets		172,376
Total assets	$	7,764,391

Liabilities and Member's Equity

Short-term borrowings	$	927
Payable to brokers, dealers and clearing organizations		2,086,656
Payable to customers		3,909,576
Securities sold, not yet purchased, at fair value		2,068
Payable to affiliates		121,033
Accrued compensation and benefits		26,555
Accrued expenses and other liabilities		72,286
Total liabilities		6,219,101
Member's equity		1,545,290
Total liabilities and member's equity	$	7,764,391

See accompanying notes to Statement of Financial Condition.

FIRST CLEARING, LLC

Notes to Statement of Financial Condition

December 31, 2013

(Dollars in thousands)

(1) Organization and Basis of Presentation

First Clearing, LLC (the Company) is a wholly owned limited liability company of Wells Fargo Advisors, LLC (WFALLC). WFALLC and subsidiaries is owned by Wachovia Securities Financial Holdings, LLC (WSFH), a wholly owned subsidiary of Wells Fargo & Company (WFC). WSFH serves as the holding company for the retail brokerage and clearing businesses headquartered in St. Louis, Missouri. WSFH's principal operating subsidiaries are WFALLC and Wells Fargo Advisors Financial Network, LLC (FINET).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company's primary activities are those of a clearing broker-dealer for WFALLC, FINET and for unaffiliated correspondent broker-dealers. WFALLC and FINET introduce on a fully-disclosed basis substantially all of their customer transactions to the Company with whom each has correspondent relationships for clearance and depository services established in accordance with the terms and conditions of their respective clearance agreements.

WFALLC guarantees all the obligations and liabilities of the Company pursuant to a written guarantee of the Company. The written guarantee provides additional liquidity benefits to the Company from WFALLC pursuant to the National Association of Securities Dealers (NASD) Notice to Members 98-99. Effective March 3, 2014, SEC Release No. 34-70072, *Financial Responsibility Rules for Broker Dealers*, will withdraw NASD Notice to Members 98-99, therefore reducing the additional liquidity benefits currently provided to the Company by WFALLC. The rescission of NASD Notice to Members 98-99 will not have a material impact on the Company's financial position.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Trading securities held to accommodate expected customer order flow is recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are recorded on a trade-date basis. Customer securities transactions are recorded on a settlement-date basis. Securities owned and securities sold, not yet purchased are carried at fair value.

Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Statement of Financial Condition as the Company does not have title to these assets.

Securities Lending Activities

Securities borrowed and securities loaned are reported as collateralized financing transactions and are recorded in the accompanying Statement of Financial Condition at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Fair Value

Receivable from brokers, dealers and clearing organizations, receivable from customers, receivable from affiliates, short-term borrowings, payable to brokers, dealers and clearing organizations, payable to customers and payable to affiliates are recorded at amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

Securities owned and sold, not yet purchased, are recorded at fair value which is determined by using quoted market or dealer prices, third-party pricing services, or other relevant observable information.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Statement of Financial Condition into a fair value hierarchy as defined by U.S. generally accepted accounting principles (U.S. GAAP). The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities (see Note 8).

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes. The Company's taxable income primarily becomes taxable to the respective members of WSFH, Everen Capital Corporation and Wells Fargo Investment Group, Inc. Certain states may subject the Company to entity-level taxation as a single member limited liability company.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

FIRST CLEARING, LLC

Notes to Statement of Financial Condition

December 31, 2013

(Dollars in thousands)

Other

Other assets consist primarily of accrued revenue, interest receivables and dividends receivable. Accrued expenses and other liabilities consist primarily of vendor payables and dividends payable.

(3) Cash Segregated Under Federal and Other Regulations

The Company is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the Customer Protection Rule). The Company performs the computation for assets in the proprietary accounts of its introducing broker-dealers (PAIB) in accordance with the customer reserve computation set forth in the Customer Protection Rule, so as to enable introducing broker-dealers to include PAIB assets as allowable assets in their net capital computations, to the extent allowable under SEC Rule 15c3-1 (the Net Capital Rule). At December 31, 2013, the Company had segregated in special reserve bank accounts $1,173,633 of cash for the exclusive benefit of customers, of which $1,119,910 met the definition of segregated cash pursuant to the Customer Protection Rule. FCLLC also segregated in special reserve bank accounts $35,514 of cash for PAIB, under the Customer Protection Rule as of December 31, 2013.

(4) Collateral

The Company accepts collateral under securities borrowed agreements and for credit extended to customers. The Company is permitted to repledge or sell these securities held as collateral. At December 31, 2013, the fair value of this collateral was $6,046,848, of which $2,203,478 had been repledged by the Company. The collateral is received predominately from customers and is used by the Company primarily to enter into securities lending agreements and to effectuate short sales made by customers.

(5) Offsetting of Securities Financing Agreements

Substantially all securities borrowing and lending agreements are subject to master securities lending agreements (MSLA). The Company accounts for transactions subject to these agreements as collateralized financings.

Collateral pledged consists of non-cash instruments, such as securities, and is not netted on the Statement of Financial Condition against the related collateralized liability. Collateral the Company receives includes securities and is not recognized on the Statement of Financial Condition. Collateral received or pledged may be increased or decreased over time to maintain certain contractual thresholds as the assets and liabilities underlying each arrangement fluctuate in value. While certain agreements may be over-collateralized, U.S. GAAP requires the disclosure to be limited to the amount of such collateral to the amount of the related recognized asset or liability.

FIRST CLEARING, LLC

Notes to Statement of Financial Condition

December 31, 2013

(Dollars in thousands)

The following table shows the Company's securities financing agreements as of December 31, 2013:

Assets:

Securities borrowing agreements

Gross amounts recognized	$	958,068
Gross amounts offset in Statement of Financial Condition		—
Net amounts in Statement of Financial Condition (1)		958,068
Non-cash collateral received not recognized in Statement of Financial Condition (2)		934,049
Net amount	$	24,019

Liabilities:

Securities lending agreements

Gross amounts recognized	$	1,555,190
Gross amounts offset in Statement of Financial Condition		—
Net amounts in Statement of Financial Condition (3)		1,555,190
Non-cash collateral pledged not recognized in Statement of Financial Condition (4)		1,510,369
Net amount	$	44,821

(1) Amount is reported in receivable from brokers, dealers and clearing organizations on the Statement of Financial Condition.

(2) Represents the fair value of non-cash collateral received under enforceable or MSLAs, limited for table presentation purposes to the amount of the recognized asset receivable from each counterparty.

(3) Amount is reported in payable to brokers, dealers and clearing organizations on the Statement of Financial Condition.

(4) Represents the fair value of non-cash collateral pledged related to enforceable MSLAs, limited for table presentation purposes to the amount of the recognized liability owed to each counterparty.

FIRST CLEARING, LLC

Notes to Statement of Financial Condition

December 31, 2013

(Dollars in thousands)

(6) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 2013:

Receivable from brokers, dealers and clearing organizations:

Deposits paid for securities borrowed	$	958,068
Securities failed to deliver		102,021
Receivable from broker-dealer		97,016
Receivable from clearing organizations		157,083
	$	1,314,188

Payable to brokers, dealers and clearing organizations

Deposits received for securities loaned	$	1,555,190
Securities failed to receive		113,235
Payable to broker-dealer		335,096
Payable to clearing organizations		83,135
	$	2,086,656

(7) Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with cash and margin transactions. Receivable from customers consists primarily of margin loans to customers, customer cash debits and customer non purpose loans. Payable to customers consists primarily of customer free credits.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from unsecured customer balances receivable. Receivable from customers is reported net of the allowance for doubtful accounts of $6,681 as of December 31, 2013.

(8) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2013, securities owned and securities sold, not yet purchased consist of the following, at fair value:

	Securities owned		Securities sold, not yet purchased
Fixed income securities*	$ 1,116	$	350
Stocks and warrants	428		1,718
Total	$ 1,544	$	2,068

*Includes U.S government and agency obligations, state and municipal government obligations and corporate obligations.

The Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

Assets are recorded at fair value on a recurring basis. Fair value measurement is based upon various sources of market pricing. The Company uses quoted prices in active markets, where available and classifies such instruments within Level 1 of the fair value hierarchy. Examples include stocks and some highly liquid government securities such as U.S. Treasuries.

Securities traded in secondary markets are typically valued using unadjusted vendor prices. These prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy. Examples include certain U.S. government and agency obligations, state and municipal government bonds and corporate obligations.

For the year ended December 31, 2013, there were no transfers between Level 1 and Level 2. The Company has no assets or liabilities classified in Level 1 or 3 of the hierarchy.

The balances of assets and liabilities measured at fair value by level as of December 31, 2013, are as follows:

	Total	Level 1	Level 2	Level 3
Fixed income securities	$ 1,116	$ —	$ 1,116	$ —
Stocks and warrants	428	—	428	—
Securities owned	$ 1,544	$ —	$ 1,544	$ —
Fixed income securities	$ 350	$ —	$ 350	$ —
Stocks and warrants	1,718	—	1,718	—
Securities sold, not yet purchased	$ 2,068	$ —	$ 2,068	$ —

FIRST CLEARING, LLC

Notes to Statement of Financial Condition

December 31, 2013

(Dollars in thousands)

(9) Short-Term Financing

The Company had available $500,000 in an uncommitted unsecured line of credit with WFC. At December 31, 2013, the Company had $199 outstanding on this line of credit which is included in short-term borrowings on the Statement of Financial Condition. The interest on this loan is calculated using the WFC average cost of funds. The cost of funds rate was 1.67% as of December 31, 2013.

Short-term borrowings also include $728 in outstanding bank drafts as of December 31, 2013.

Also, the Company had available $1,000,000 in an uncommitted unsecured line of credit with WFALLC. The Company did not have a balance outstanding on this line of credit at December 31, 2013.

In addition, the Company had available $1,000,000 in an uncommitted secured line of credit with Wells Fargo Bank, N.A. (WFBNA), an affiliated financial institution. The entire line of credit with WFBNA is collateralized by securities owned by the Company. The entire line of credit with WFBNA is also available to WFALLC. At December 31, 2013, neither the Company nor WFALLC had any balances outstanding on this line of credit.

The Company had available $1,000,000 in an uncommitted unsecured line of credit with WSFH. At December 31, 2013, the Company did not have a balance outstanding on this line of credit.

(10) Subordinated Borrowings

The Company has a $250,000 subordinated revolving line of credit with WFC. The line bears interest at a rate to be negotiated at the time of each advance. All advances can be made until December 31, 2020 and any outstanding advances are due to be repaid no later than December 31, 2021. For the year ended December 31, 2013, there were no borrowings on this subordinated note.

Borrowings under this subordinated line are allowable in computing net capital under the SEC's Net Capital Rule. To the extent these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(11) Net Capital

The Company is subject to the Net Capital Rule, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2013, the Company had net capital of $1,062,062 which was $976,019 in excess of its required minimum net capital of $86,043. At December 31, 2013, the Company's net capital balance was 24.69% of aggregate debit balances.

(12) Employee Benefits

Defined Contribution Retirement Plans

WFC sponsors a defined contribution retirement plan (the 401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for company matching contributions, which are generally dollar for dollar up to 6% of an employee's qualifying compensation. Previous and future matching contributions are 100% vested for active participants.

The 401(k) Plan permits discretionary profit sharing contributions. Based on 2013 earnings, WFC committed to make a contribution in shares of WFC common stock to eligible employees' 401(k) Plan accounts equaling 2% of qualifying compensation.

(13) Transactions with Affiliated Parties

Services Provided by Affiliates

The Company has entered into service agreements with WFC and its affiliates under which the Company receives certain technology and systems, operation product support, and other general and administrative services. The Company also receives occupancy and equipment services from affiliates which are directly billed.

Clearing Services

The Company provides retail clearing services for its affiliates, WFALLC and FINET. The Company collects revenues from customers on behalf of WFALLC and FINET from which it deducts its retail clearing service fees. At December 31, 2013, the Company owed $228,377 to WFALLC and $8,629 to FINET which are included in payable to brokers, dealers and clearing organizations in the Statement of Financial Condition.

Bank Sweep

The Company has arrangements with affiliated banks under which it offers a bank deposit product that allows customers' available cash balances to be swept into overnight deposit accounts.

Money Market and Mutual Funds

As of December 31, 2013, the Company has a receivable of $1,289 from Wells Fargo Funds Distributors, LLC (WF Funds), an affiliated mutual fund company related to settlement of overnight deposit balances. This receivable is included in receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition.

Other

Certain customer brokerage transactions are conducted at WFBNA. These transactions are settled on the following business day. At December 31, 2013, the Company had a payable to WFBNA totaling $112,377, which is included in payable to affiliates in the Statement of Financial Condition.

The Company earns fees from providing support and services in connection with client assets under third-party management, including mutual funds. Certain mutual funds may be affiliated with the Company.

At December 31, 2013, the Company had $274,362 due from WFC and its affiliates, which is included in receivable from affiliates in the Statement of Financial Condition. The Company also owed $8,656 to WFC and its affiliates, which is included in payable to affiliates in the Statement of Financial Condition.

The transactions with affiliates described above and the effect thereof on the accompanying Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(14) Financial Instruments with Off-balance Sheet Risk

In the normal course of business, the Company has activities that involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by

requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(15) Commitments and Contingent Liabilities

Litigation

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising from the conduct of the Company's business activities. Reserves are established for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for those claims. Although there can be no assurance as to the ultimate outcome with respect to such matters, in the opinion of management, based on current knowledge and after consultation with counsel, any change in the recorded liability for these matters will not have a material impact on the Company's financial position.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to an exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if an exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected in the Statement of Financial Condition as of December 31, 2013 related to these indemnification clauses.

(16) Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2013 through February 21, 2014, the date the Company issued its Statement of Financial Condition. During this period, there have been no material events that would require recognition or disclosure in the Statement of Financial Condition.